

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Mr. Lawrence A. Sala
Chief Executive Officer and Chairman of the Board
Anaren, Inc.
6635 Kirkville Road
East Syracuse, New York 13057

      Re: Anaren, Inc.
               Form 10-K for Fiscal Year Ended June 30, 2010
               Filed June 30, 2010
               Definitive Proxy Statement
               Filed September 17, 2010
               File No. 000-06620

Dear Mr. Sala:

      We have completed our review of your filing and do not have any further comments at this time.

                  Sincerely,

                  /s/ Paul Fischer for
                  Larry Spirgel
                  Assistant Director